Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) RENEWAL OF

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS; AND

(2) RECORD DATE FOR EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated November 26, 2025 and the circular of the Company dated December 3, 2025 in relation to, among other things, the renewal of continuing connected transactions contemplated under the 2026 Agreements.

On October 27, 2026, the Board approved the renewal of the continuing connected transactions contemplated under the 2026 Property Leasing Framework Agreement, the 2026 Provision of Services and Products Framework Agreement, the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2026 Ping An Consumer Finance Collaboration Agreement for the further two-year term commencing from January 1, 2027 and ending on December 31, 2028, including the proposed annual caps for the years ending December 31, 2027 and December 31, 2028. In addition, as the 2026 Account Management Framework Agreement will expire on December 31, 2026, the Company proposes to enter into the 2027 Account Management Framework Agreement with Ping An Property & Casualty for a term commencing from January 1, 2027 and ending on December 31, 2027, and the Board approved the proposed annual cap for the year ending December 31, 2027 under the 2027 Account Management Framework Agreement.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company and is therefore a connected person by virtue of being a controlling shareholder. Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively, and is therefore a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. The transactions under each of the 2026 Property Leasing Framework Agreement, the 2026 Provision of Services and Products Framework Agreement, the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, the 2026 Ping An Consumer Finance Collaboration Agreement and the 2027 Account Management Framework Agreement constitute continuing connected transactions.

As all applicable percentage ratios in respect of the proposed annual caps for the continuing connected transactions under the 2026 Property Leasing Framework Agreement and the 2026 Provision of Services and Products Framework Agreement for the years ending December 31, 2027 and December 31, 2028 exceed 0.1% but are all less than 5%, the transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements, but are exempt from the circular, Independent Financial Adviser advice and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios for the proposed annual caps for the continuing connected transactions under the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2026 Ping An Consumer Finance Collaboration Agreement for each of the years ending December 31, 2027 and 2028 and the 2027 Account Management Framework Agreement for the year ending December 31, 2027 exceed 5%, the transactions are subject to reporting, announcement, annual review, circular, Independent Financial Adviser advice and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios of the proposed annual caps for the wealth management services and derivative products services under the 2026 Financial Services Framework Agreement for the years ending December 31, 2027 and December 31, 2028 exceed 5% but are all less than 25%, such transactions constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

DISPATCH OF CIRCULAR

A circular containing, among other things, details of the renewal of the continuing connected transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2026 Ping An Consumer Finance Collaboration Agreement for the years ending December 31, 2027 and December 31, 2028, including the proposed annual caps thereunder, details of the 2027 Account Management Framework Agreement and the proposed annual cap thereunder for the year ending December 31, 2027, advice from the Independent Financial Adviser, recommendation from the Independent Board Committee and a notice of Extraordinary General Meeting is expected to be dispatched to the Shareholders on or around November 27, 2026 for the purpose of complying with the requirements under Chapter 14A of the Listing Rules.

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING

For determining the entitlement of the Shareholders to attend and vote at the Extraordinary General Meeting, the Board has fixed the close of business on Friday, November 20, 2026, Hong Kong time, as the record date of the Shares. Holders of record of the Shares as of the close of business on Friday, November 20, 2026, Hong Kong time, are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on Friday, November 20, 2026, New York time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

Further details, including the date, time, location and proposed resolutions of the Extraordinary General Meeting, will be set out in the notice of Extraordinary General Meeting to be issued and provided to holders of record of the Shares and ADSs as of the respective record date together with the proxy materials in due course.

INTRODUCTION

Reference is made to the announcement of the Company dated November 26, 2025 and the circular of the Company dated December 3, 2025 in relation to, among other things, the renewal of continuing connected transactions contemplated under the 2026 Agreements.

As disclosed in the 2025 Announcement and the 2025 Circular, the Company entered into the 2026 Agreements with certain subsidiaries and associates of Ping An Insurance to renew certain continuing connected transactions. The Board and, where applicable, the Shareholders have approved the renewal of the relevant continuing connected transactions under the 2026 Agreements for a one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the adoption of the annual caps for the year ending December 31, 2026.

The Company currently expects to seek the approval of the Board and, where applicable, the Independent Shareholders in relation to the renewal of the continuing connected transactions contemplated under the 2026 Agreements, other than the 2026 Account Management Framework Agreement, for the further two-year term commencing from January 1, 2027 and ending on December 31, 2028, including the adoption of the annual caps thereunder for the years ending December 31, 2027 and December 31, 2028. As the 2026 Account Management Framework Agreement will expire on December 31, 2026, the Company proposes to enter into the 2027 Account Management Framework Agreement with Ping An Property & Casualty for a term commencing from January 1, 2027 and ending on December 31, 2027, and will seek the approval of the Board and the Independent Shareholders in relation to the annual cap under the 2027 Account Management Framework Agreement for the year ending December 31, 2027. Upon approval by the Board and, where applicable, the Independent Shareholders at the Extraordinary General Meeting, the renewal of the relevant continuing connected transactions for the further term, the 2027 Account Management Framework Agreement and the relevant annual caps are expected to take effect from January 1, 2027.

On October 27, 2026, the Board approved the renewal of the continuing connected transactions contemplated under each of the following agreements for the further two-year term commencing from January 1, 2027 and ending on December 31, 2028, including the proposed annual caps for the years ending December 31, 2027 and December 31, 2028:

(a)	the 2026 Property Leasing Framework Agreement;

(b)	the 2026 Provision of Services and Products Framework Agreement;

(c)	the 2026 Services and Products Purchasing Framework Agreement;

(d)	the 2026 Financial Services Framework Agreement; and

(e)	the 2026 Ping An Consumer Finance Collaboration Agreement.

On the same date, the Board also approved the continuing connected transactions (including the proposed annual caps) contemplated under the 2027 Account Management Framework Agreement for the year ending December 31, 2027.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS UNDER THE 2026 AGREEMENTS AND TRANSACTIONS UNDER THE 2027 ACCOUNT MANAGEMENT FRAMEWORK AGREEMENT

1.	2026 PROPERTY LEASING FRAMEWORK AGREEMENT

Principal terms

On November 26, 2025, the Company entered into the property leasing framework agreement with the Parties to the 2026 Property Leasing Framework Agreement, which are subsidiaries and/or associates of Ping An Insurance, pursuant to which the Group will lease properties from such subsidiaries and associates of Ping An Insurance for office use.

Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions, including property rents, payment methods and other usage fees, in respect of the relevant leased property based on the principles, and within the parameters provided, under the 2026 Property Leasing Framework Agreement.

The 2026 Property Leasing Framework Agreement has a term of three years and has commenced on January 1, 2026. The Board has approved the renewal of the relevant continuing connected transactions thereunder for the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the adoption of the annual cap for the year ending December 31, 2026. The Board has approved the renewal of the continuing connected transactions contemplated under the 2026 Property Leasing Framework Agreement for the years ending December 31, 2027 and December 31, 2028, including the proposed annual caps thereunder, which are not subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

Reasons for the transaction

The Company has historically leased certain properties from certain subsidiaries and associates of Ping An Insurance as offices. Such subsidiaries and associates of Ping An Insurance have a better understanding of the property requirements of the Company in relation to office premises as compared to Independent Third Parties. The Company believes that leasing properties from such subsidiaries and associates of Ping An Insurance can facilitate business cooperation between the Group and Ping An Insurance group because of the proximity to each other. In addition, relocating the current offices to other premises will cause unnecessary disruptions to the normal business operation of the Company and incur unnecessary costs. The Company considers that the terms of the 2026 Property Leasing Framework Agreement are consistent with normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Pricing policies

The rents payable by the Group during the term of the leases will be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable size and quality situated in the same location provided by Independent Third Parties. The Company will make inquiries on and survey the rents asked by Independent Third Parties for office spaces of comparable size and quality situated in the same location, or the price range the Company would pay to Independent Third Parties for similar properties, in order to assess the prevailing market rates for comparison to ensure that the rents payable by the Group are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical amounts

The value of right-of-use assets incurred by the Group to such subsidiaries and associates of Ping An Insurance in respect of property leasing services for each of the years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2026 were approximately RMB151.2 million, RMB111.0 million, RMB143.3 million and RMB101.0 million, respectively. The approved annual cap for the year ending December 31, 2026 was RMB432.6 million.

Proposed annual caps

The following table sets forth the proposed annual caps in respect of the total value of right-of-use assets relating to the leases entered into by the Group as lessee under the 2026 Property Leasing Framework Agreement for the years ending December 31, 2027 and December 31, 2028:

Transaction category	Year ending 31 December 2027	Year ending 31 December 2028
Total value of right-of-use assets relating to the leases entered into by the Group as lessee	RMB253.0 million	RMB274.3 million

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(a)	the historical transaction amounts and trend under the Existing Property Leasing Framework Agreement and the 2026 Property Leasing Framework Agreement;

(b)

the estimated demand for office spaces from the relevant subsidiaries and associates of Ping An Insurance for the years ending December 31, 2027 and December 31, 2028, which is expected to remain steady;

(c)

the estimated term of lease and the anticipated renewal of certain existing property leases with the relevant subsidiaries and associates of Ping An Insurance for the years ending December 31, 2027 and December 31, 2028; and

(d)	the estimated annual rent for the properties leased from the relevant subsidiaries and associates of Ping An Insurance, taking into account the prevailing market rates and future trend.

2.	2026 PROVISION OF SERVICES AND PRODUCTS FRAMEWORK AGREEMENT

Principal terms

On November 26, 2025, the Company entered into the provision of services and products framework agreement with the Parties to the 2026 Provision of Services and Products Framework Agreement, which are subsidiaries and/or associates of Ping An Insurance, pursuant to which the Group will provide the following services and products to such subsidiaries and associates of Ping An Insurance:

(a)	insurance agency services, including but not limited to agency services for the sales of insurance products, loss investigation and claims settlement services;

(b)	sales database products and services, including but not limited to database product licenses and database transformation solutions and consulting services;

(c)	software development services, including but not limited to customized development of systems, software and websites and authorization of use rights;

(d)

agency services for the sales of financial and/or wealth management products, including but not limited to acting as an agent for the sales of financial and/or wealth management products, financial advisory and consulting services; and

(e)	other ancillary services and products.

Such subsidiaries and associates of Ping An Insurance will pay service fees to the Group in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Provision of Services and Products Framework Agreement.

The 2026 Provision of Services and Products Framework Agreement has a term of three years and has commenced on January 1, 2026. The Board has approved the renewal of the relevant continuing connected transactions thereunder for the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the adoption of the annual cap for the year ending December 31, 2026. The Board has approved the renewal of the continuing connected transactions contemplated under the 2026 Provision of Services and Products Framework Agreement for the years ending December 31, 2027 and December 31, 2028, including the proposed annual caps thereunder, which are not subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

Reasons for the transaction

The provision of services and products to certain subsidiaries and associates of Ping An Insurance would benefit the Group. In light of the leading position that Ping An Insurance enjoys in the PRC financial services industry, it is natural and in the Group’s best interests to cooperate with Ping An Insurance and its subsidiaries and associates. In addition, given that Ping An Insurance and its subsidiaries and associates have accumulated a large customer base over the years in the financial services industry, the Group could further increase its customer base through cooperation with them, who may refer the Group’s products and services to their customers.

As both parties enjoy respective advantages in different business fields, the Group’s collaboration with Ping An Insurance and its subsidiaries and associates will bring synergies into full play and share development achievements. The Company’s income may also be further increased based on the commercial terms and pricing basis determined based on market principles.

Pricing policies

For each type of services and products, the service and product fees to be paid to the Group will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services/products, the frequency for the Group to provide such services and the estimated transaction amount.

For insurance agency services and the agency services for the sales of financial and/or wealth management products, the Group will determine the prices with reference to prevailing market rates, including prices of similar transactions between Ping An Insurance’s subsidiaries or associates and independent third parties, or the price range charged by the Group to Independent Third Parties for similar products and services.

For the sale of database products and services, software development services and other ancillary services and products, prices are determined by one or more of the following methods: (i) with reference to prevailing market rates and prices of similar transactions with Independent Third Parties; (ii) the cost-plus method, with prices determined based on assessments by independent professional consulting firms; or (iii) the income approach, with prices determined based on the present value of expected future income as assessed by independent professional consulting firms.

As for services offered to connected persons only, the service fees that the Group charges will be determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm. Further, to ensure that the terms of supplying services and products to the relevant subsidiaries and associates of Ping An Insurance are fair and reasonable, the Group will consider a number of factors, including the historical prices of the relevant services and products offered by the Group and the prevailing market rates applicable to such services and products. The Group will also ensure that the prices of its services and products offered to them shall not be lower than those offered to Independent Third Parties under similar terms.

Historical amounts

The historical transaction amounts paid by certain subsidiaries and associates of Ping An Insurance to the Group under the Existing Provision of Services and Products Framework Agreement and the 2026 Provision of Services and Products Framework Agreement for each of the years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2026 were approximately RMB1,620.7 million, RMB1,356.7 million, RMB975.8 million and RMB27.8 million, respectively. The approved annual cap for the year ending December 31, 2026 was RMB207.6 million.

The historical amounts disclosed above included account management fees received from Ping An Property & Casualty, which were historically included under the Existing Provision of Services and Products Framework Agreement. As disclosed in the 2025 Announcement and the 2025 Circular, in light of the different nature of the account management services and change of signing arrangement as agreed by the parties, the Company entered into the 2026 Account Management Framework Agreement with Ping An Property & Casualty in relation to the provision of account management and related services by the Group. Accordingly, the account management services are separately disclosed under the account management framework agreement section below.

Proposed annual caps

The following table sets forth the proposed annual caps for the fees payable by certain subsidiaries and associates of Ping An Insurance to the Group under the 2026 Provision of Services and Products Framework Agreement for the years ending December 31, 2027 and December 31, 2028:

Transaction category	Year ending 31 December 2027	Year ending 31 December 2028
Fees payable by certain subsidiaries and associates of Ping An Insurance to the Group	RMB252.9 million	RMB95.5 million

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(a)

the historical transaction amounts under the Existing Provision of Services and Products Framework Agreement and the 2026 Provision of Services and Products Framework Agreement and the expected demand for the provision of the products and services from the relevant subsidiaries and associates of Ping An Insurance;

(b)

the adjustment to the scope of services to be provided under the 2026 Provision of Services and Products Framework Agreement, in particular the separate disclosure of the account management services under the account management framework agreement;

(c)	the expected demand from Ping An Insurance and its subsidiaries and associates for the Group’s products and services for the years ending December 31, 2027 and December 31, 2028;

(d)	the expected business and operational scale of the Group and the relevant subsidiaries and associates of Ping An Insurance; and

(e)	a reasonable buffer to cater for potential fluctuations in demand or price.

3.	2026 SERVICES AND PRODUCTS PURCHASING FRAMEWORK AGREEMENT

Principal terms

On November 26, 2025, the Company entered into the services and products purchasing framework agreement with the Parties to the 2026 Services and Products Purchasing Framework Agreement, which are subsidiaries and/or associates of Ping An Insurance, pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to the Group:

(a)	transaction settlement services;

(b)	outsourcing services relating to finance, human resources and customer management matters;

(c)	technology products and services;

(d)	health-related products and services;

(e)	insurance products and services;

(f)	reward program products; and

(g)	other ancillary services and products.

The Group will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Services and Products Purchasing Framework Agreement.

The 2026 Services and Products Purchasing Framework Agreement has a term of three years and has commenced on January 1, 2026. The renewal of the relevant continuing connected transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement for the one-year term ending December 31, 2026, including the annual cap thereunder, has been approved by the Board and the Independent Shareholders. The renewal of the continuing connected transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement for the years ending December 31, 2027 and December 31, 2028, including the proposed annual caps thereunder, is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

Reasons for the transaction

Since the Group’s establishment, the Group has been purchasing a variety of services from certain subsidiaries and associates of Ping An Insurance to satisfy its business and operational needs. Owing to the complementary and mutually beneficial business relationship, the relevant subsidiaries and associates of Ping An Insurance have acquired a comprehensive understanding of the Group’s business and operational requirements and established a solid foundation for mutual trust to foster its continuing cooperation.

Based on previous purchasing experience with such subsidiaries and associates of Ping An Insurance, the relevant subsidiaries and associates of Ping An Insurance are capable of satisfying the Group’s business needs efficiently and reliably with a stable supply of high quality services and products. Continuing the transactions under the 2026 Services and Products Purchasing Framework Agreement would minimize disruption to the Group’s operation without incurring unnecessary costs.

Pricing policies

The services and products fees to be paid by the Group to the relevant subsidiaries and associates of Ping An Insurance under the 2026 Services and Products Purchasing Framework Agreement will be determined either:

(a)

through bidding procedures according to the Group’s internal rules and procedures, whereby the Group will compare the fee rates offered by Independent Third Parties as well as assessing the Group’s business needs and the relevant qualifications and experience of the bidders in providing such services before determining the service fee rate; or

(b)

if no tendering and bidding process is required under the Group’s internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by such subsidiaries and associates of Ping An Insurance to their respective Independent Third Parties for similar services and products.

In addition, for certain standardized products and services offered by the relevant subsidiaries and associates of Ping An Insurance, fees payable by the Group are based on the Group’s actual usage of the relevant products or services and the market rates of such products and services. For outsourcing services relating to finance, human resources and customer management matters and technology services offered to the Group, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional consultancy firm.

Historical amounts

The historical transaction amounts paid by the Group to the relevant subsidiaries and associates of Ping An Insurance for each of the years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2026 were approximately RMB2,140.9 million, RMB1,565.2 million, RMB1,211.8 million and RMB505.2 million, respectively. The approved annual cap for the year ending December 31, 2026 is RMB1,834.1 million.

Proposed annual caps

The following table sets forth the proposed annual caps for the fees payable by the Group to the relevant subsidiaries and associates of Ping An Insurance under the 2026 Services and Products Purchasing Framework Agreement for the years ending December 31, 2027 and December 31, 2028:

Annual caps

Transaction category	Year ending 31 December 2027	Year ending 31 December 2028
Fees payable by the Group to relevant subsidiaries and associates of Ping An Insurance	RMB1,878.4 million	RMB1,808.2 million

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(a)	the historical transaction amounts under the Existing Services and Products Purchasing Framework Agreement and the 2026 Services and Products Purchasing Framework Agreement;

(b)

the expected demand of the Group for transaction settlement services, technology services, outsourcing services relating to finance, human resources and customer management matters and other ancillary services and products;

(c)	the expected business and operational scale of the Group for the years ending December 31, 2027 and December 31, 2028;

(d)	the expected increase of service and product fees to be charged by the relevant subsidiaries and associates of Ping An Insurance, taking into account the estimated inflation in the PRC; and

(e)	a reasonable buffer to cater for potential fluctuations in demand or price.

4.	2026 FINANCIAL SERVICES FRAMEWORK AGREEMENT

Principal terms

On November 26, 2025, the Company entered into the financial services framework agreement with the Parties to the 2026 Financial Services Framework Agreement, which are subsidiaries of Ping An Insurance, pursuant to which the Group will engage in certain financial services-related transactions, including deposit services, wealth management services, derivative products services and/or interbank services, with certain subsidiaries of Ping An Insurance.

For the deposit services, the Group will deposit cash with Ping An Bank, which is a licensed bank, including cash generated from the Group’s daily business operations and cash generated from financing activities. In return, Ping An Bank will pay deposit interest to the Group. As Ping An Bank is a licensed bank, the deposit transactions contemplated under the 2026 Financial Services Framework Agreement would not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

The Group will subscribe for various investment products issued or managed by certain subsidiaries of Ping An Insurance and receive investment income in return. The Group will also purchase foreign exchange and interest rate derivative products from certain subsidiaries of Ping An Insurance. In respect of interbank services, the Group will engage in interbank deposit services and interbank placement services with Ping An Bank.

The 2026 Financial Services Framework Agreement has a term of three years and has commenced on January 1, 2026. The renewal of the relevant continuing connected transactions contemplated under the 2026 Financial Services Framework Agreement for the one-year term ending December 31, 2026, including the annual cap thereunder, has been approved by the Board and the Independent Shareholders. The renewal of the continuing connected transactions contemplated under the 2026 Financial Services Framework Agreement for the years ending December 31, 2027 and December 31, 2028, including the proposed annual caps thereunder, is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

Reasons for the transaction

Given that certain subsidiaries and associates of Ping An Insurance have built reputable and long-established financial service, insurance and banking businesses in the PRC, it would be cost-efficient for the Group to leverage Ping An Insurance’s core business strength by engaging them for financial services under the 2026 Financial Services Framework Agreement.

Furthermore, as Ping An Insurance has been providing various financial services to the Group, it has developed a deep understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which enables the relevant subsidiaries and associates of Ping An Insurance to provide the Group with expedient and efficient services.

Pricing policies

Deposit services

Regular market checks are conducted so that interest rates for the bank deposits placed by the Group with Ping An Bank will not be lower than:

(a)	the interest rate published by the PBOC for deposits of a similar type for the same period;

(b)

the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group shall obtain and compare with by conducting public inquiries through the market; or

(c)	the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group.

Wealth management services

The determination and calculation method of the investment income rates in respect of the investment products and services to be purchased from the relevant subsidiaries of Ping An Insurance will be the same as those offered by them to other purchasers of such investment products and services, including their respective Independent Third Party purchasers.

The Group will also seek offers for comparable investment products and services from independent banks or financial institutions for comparison to ensure the applicable investment income rates offered by subsidiaries of Ping An Insurance would be comparable to, or no less favorable than, the range of investment income rates offered by independent banks or financial institutions for comparable investment products and services.

Derivative products services

The Company adopts a pre-approval mechanism to manage such transactions and ensure that the terms of the derivative products offered by certain subsidiaries of Ping An Insurance will be the same as those offered by it to other purchasers of such derivative products, including Independent Third Party purchasers.

The Group will conduct comparisons with market data published by the China Foreign Exchange Trade System, an organization under the PBOC, before pre-approval to ensure that the terms offered by certain subsidiaries of Ping An Insurance are fair and reasonable.

Interbank services

Interest rates for the interbank deposits and placements shall be no less favorable to the Group than:

(a)	the interest rate published by the PBOC for similar interbank services for the same period, if applicable; or

(b)	the interest rate imposed or payable by the Group for similar interbank services with independent commercial banks for the same period.

Historical amounts

In respect of deposit services provided by Ping An Bank to the Group, the maximum daily balance of the principal amount of deposits placed by the Group with Ping An Bank was approximately RMB10.6 billion, RMB14.0 billion, RMB9.5 billion and RMB5.3 billion for the year ended December 31, 2023, December 31, 2024 and December 31, 2025 and the six months ended June 30, 2026, respectively. The interest income received or receivable was approximately RMB157.1 million, RMB180.4 million, RMB100.7 million and RMB10.5 million, respectively.

In respect of wealth management services provided by the relevant subsidiaries of Ping An Insurance to the Group, the maximum daily balance of wealth management products and services purchased by the Group was approximately RMB5.9 billion, RMB5.7 billion, RMB6.0 billion and RMB3.9 billion for the year ended December 31, 2023, December 31, 2024 and December 31, 2025 and the six months ended June 30, 2026, respectively. The investment income received or receivable was approximately RMB256.7 million, RMB129.9 million, RMB106.7 million and RMB37.6 million, respectively.

In respect of derivative products provided by certain subsidiaries of Ping An Insurance, the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Group was approximately RMB13.8 billion, RMB1.2 billion, nil and nil for the year ended December 31, 2023, December 31, 2024 and December 31, 2025 and the six months ended June 30, 2026, respectively.

In respect of interbank services provided by Ping An Bank, the maximum daily balance of interbank deposits placed by the Group with Ping An Bank was approximately RMB5.4 billion, RMB5.9 billion, RMB5.0 billion and RMB4.2 billion for the year ended December 31, 2023, December 31, 2024 and December 31, 2025 and the six months ended June 30, 2026, respectively. The interest income received or receivable was approximately RMB44.9 million, RMB67.2 million, RMB42.3 million and RMB12.8 million, respectively.

Proposed annual caps

The following table sets forth the annual caps approved for the year ending December 31, 2026 and the proposed annual caps for the maximum transaction amounts/balance of different financial services to be received by the Group from, or to be provided by the Group to, the relevant subsidiaries of Ping An Insurance under the 2026 Financial Services Framework Agreement:

Annual caps

Transaction category	Year ending 31 December 2026	Year ending 31 December 2027	Year ending 31 December 2028
Deposit services — maximum daily deposit principal	RMB21,100.0 million	RMB19,000.0 million	RMB19,000.0 million

Deposit services — interest income	RMB292.0 million	RMB263.0 million	RMB263.0 million

Wealth management — maximum daily balance	RMB4,152.0 million	RMB1,400.0 million	RMB1,400.0 million

Wealth management — investment income	RMB239.0 million	RMB73.6 million	RMB73.6 million

Derivative products — maximum outstanding notional amount	RMB4,000.0 million	RMB1,400 million	RMB1,400 million

Interbank deposits — maximum daily balance	RMB15,450.0 million	RMB15,610.0 million	RMB15,600.0 million

Interbank deposits — interest income	RMB120.0 million	RMB150.0 million	RMB175.0 million

Interbank placements — maximum daily balance	RMB1,600.0 million	RMB1,650.0 million	RMB1,700.0 million

Interbank placements — interest payable	RMB42.5 million	RMB45.0 million	RMB47.5 million

Basis of caps

In respect of the proposed annual caps for the different financial services under the 2026 Financial Services Framework Agreement, the Company has taken into account, among other things:

(a)	the Group’s treasury and investment policies;

(b)	the Group’s future working capital and liquidity needs;

(c)	the Group’s anticipated foreign exchange and interest rate risk exposure and hedging needs;

(d)	the historical transaction amounts under the existing financial services arrangements;

(e)	the expected prevailing market interest rates and expected rates of return; and

(f)	the Group’s need to maintain sufficient cash at bank and marketable securities to meet liquidity needs from time to time.

5.	2026 PING AN CONSUMER FINANCE COLLABORATION AGREEMENT

Principal terms

The Company entered into the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance on November 26, 2025, pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being the Group, and the Group will provide certain services to Ping An Consumer Finance and/or its subsidiaries, including:

(a)	labor outsourcing services;

(b)	credit information consulting services;

(c)	technology services;

(d)	other ancillary services, together with labor outsourcing services, credit information consulting services and technology services, the “General Services”; and

(e)	guarantee services.

For the shareholder deposit services, the Group will deposit cash into the Group’s accounts at Ping An Consumer Finance, which is a licensed financial institution, including cash generated from the Group’s daily business operations and cash generated from financing activities. In return, Ping An Consumer Finance will pay deposit interest to the Group. As Ping An Consumer Finance is a licensed financial institution, the shareholder deposit transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement would not constitute notifiable transactions under Chapter 14 of the Listing Rules.

For the General Services, Ping An Consumer Finance will pay service fees to the Group. For the guarantee services, the financing guarantee subsidiary of the Company will guarantee repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the financing guarantee subsidiary of the Group.

The 2026 Ping An Consumer Finance Collaboration Agreement has a term of three years and has commenced on January 1, 2026. The renewal of the relevant continuing connected transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement for the one-year term ending December 31, 2026, including the annual cap thereunder, has been approved by the Board and the Independent Shareholders. The renewal of the continuing connected transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement for the years ending December 31, 2027 and December 31, 2028, including the proposed annual caps thereunder, is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

Reasons for the transaction

Being a member of the Group, Ping An Consumer Finance possesses a more comprehensive understanding of the Group’s demand for shareholder deposit services and has a faster communication channel with the Group compared with other Independent Third Party service providers. Ping An Consumer Finance is a licensed consumer finance institution in the PRC and an indirect non-wholly-owned subsidiary of the Company. Placing shareholder deposits with Ping An Consumer Finance allows the Group to deploy its funds within the Group in a regulated financial institution, while receiving deposit interest income on terms determined in accordance with the pricing policies set out below. Such arrangement also supports the liquidity and funding needs of Ping An Consumer Finance, whose business is part of the Group’s overall consumer finance business, and is conducive to the stable development of the Group’s consumer finance operations.

The Company considers that the shareholder deposit arrangement is commercially beneficial to the Group because it enables the Group to manage part of its cash resources within the Group, enhance coordination of treasury and liquidity management, and support Ping An Consumer Finance’s funding base, while ensuring that the interest rates for such deposits will be no less favorable to the Group than the relevant benchmark or comparable market rates described below.

Likewise, the Group possesses a more comprehensive understanding of Ping An Consumer Finance’s business and operational requirements and understands its standards on the General Services and guarantee services required in its daily operation. Furthermore, the business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, the Group believes that continuing the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance would be cost-effective to the Group and would facilitate mutually beneficial cooperation between both parties.

Pricing policies

Shareholder deposit services

To ensure that the interest rates for shareholder deposits placed by the Group with Ping An Consumer Finance are fair and reasonable, the Group will conduct market checks and review alternative funding rates available to Ping An Consumer Finance in the market so that the interest rates will not be lower than:

(a)	the interest rate published by the PBOC for deposits of a similar type for the same period;

(b)

the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group shall obtain and compare with by conducting public inquiries through the market; or

(c)	the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group.

General Services and guarantee services

For each type of services provided by the Group, the service fees to be paid to the Group will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for the Group to provide such services or products and the transaction amount.

When there is no market comparable to or available market quotation for services the Group offers to Ping An Consumer Finance, the Group’s service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services the Group offers to Ping An Consumer Finance, the Group’s service fees shall be within the range of the prevailing market rates applicable to such services.

Historical amounts

In respect of shareholder deposit services provided by Ping An Consumer Finance to the Group, the maximum daily balance of the principal amount of deposits placed by the Group with Ping An Consumer Finance was approximately RMB9.5 billion, RMB9.5 billion, RMB5.0 billion and RMB5.0 billion for the years ended December 31, 2023, December 31, 2024 and December 31, 2025 and the six months ended June 30, 2026, respectively. The interest income from Ping An Consumer Finance was approximately RMB205.8 million, RMB216.8 million, RMB117.0 million and RMB55.3 million, respectively.

In respect of the General Services provided by the Group to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to the Group was approximately RMB403.7 million, RMB722.9 million, RMB1,663.2 million and RMB1,035.6 million for the relevant periods/years, respectively.

In respect of the guarantee services provided by the Group for Ping An Consumer Finance, the maximum monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance was approximately RMB6,674.3 million, RMB11,058.7 million, RMB14,180.7 million and RMB12,813.0 million for the relevant period/years, respectively, and the guarantee service fees received or receivable by the Group from Ping An Consumer Finance were approximately RMB233.3 million, RMB512.9 million, RMB960.3 million and RMB430.9 million, respectively.

Proposed annual caps

The following table sets forth the annual caps approved for the year ending December 31, 2026 and the proposed annual caps for the maximum transaction amounts/balance of the shareholder deposit services that the Group will receive from, and different services that the Group will provide for, Ping An Consumer Finance under the 2026 Ping An Consumer Finance Collaboration Agreement:

Annual caps

Transaction category	Year ending 31 December 2026	Year ending 31 December 2027	Year ending 31 December 2028
Shareholder deposits — maximum daily principal	RMB10,000.0 million	RMB10,000.0 million	RMB10,000.0 million
Shareholder deposits — interest income	RMB250.0 million	RMB250.0 million	RMB250.0 million
General Services — fees payable to the Group	RMB4,111.9 million	RMB5,510.7 million	RMB6,997.4 million
Guarantee services — maximum monthly average principal	RMB28,097.2 million	RMB31,021.1 million	RMB36,373.5 million
Guarantee services — fees receivable	RMB2,369.1 million	RMB2,875.6 million	RMB3,230.8 million

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(a)	the historical maximum daily balance of principal amount of deposits under the existing shareholder deposit service arrangements;

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for shareholder deposit services;

(c)	the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between the Group and Ping An Consumer Finance;

(d)	the expected demand for the General Services from Ping An Consumer Finance, taking into account the expected development and growth in its business and operational scale; and

(e)	the expected demand for the Group’s guarantee services from Ping An Consumer Finance, taking into account the expected development and growth in Ping An Consumer Finance’s business.

6.	2027 ACCOUNT MANAGEMENT FRAMEWORK AGREEMENT

Principal terms

The Company entered into the 2026 Account Management Framework Agreement with Ping An Property & Casualty on November 26, 2025, pursuant to which Ping An Property & Casualty and its associates will entrust the Group to manage the accounts of customers in its credit guarantee insurance business.

The Group shall manage the accounts of Ping An Property & Casualty’s clients, assist Ping An Property & Casualty in debt recovery through overdue asset recovery, assist Ping An Property & Casualty with custody cancellation and other related custody procedures, and provide other ancillary services related to account management.

The term of the 2027 Account Management Framework Agreement will commence on January 1, 2027 and end on December 31, 2027. The annual cap of the transactions under the 2026 Account Management Framework Agreement for the year ending December 31, 2026 has been approved by the Board and the Independent Shareholders. The proposed annual cap of the transactions under the 2027 Account Management Framework Agreement for the year ending December 31, 2027 is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting. The Company will calculate the applicable percentage ratios and comply with the applicable requirements under the Listing Rules if and when the account management arrangement is renewed for the year ending December 31, 2028.

Reasons for the transaction

The provision of services to certain subsidiaries and associates of Ping An Insurance, including Ping An Property & Casualty, would benefit the Group as the Company and Ping An Property & Casualty have a long-term, stable and mutually beneficial business relationship. The Group has extensive understanding of Ping An Insurance, enabling the Group and Ping An Insurance to effectively provide comprehensive service solutions for inclusive financing to consumers.

Under such cooperation arrangement, the Group provides services such as account management as part of co-insurance services. The Company is of the view that such cooperation arrangement can reduce communication costs, provide customers with comprehensive services, better protect customers’ rights and improve customer experiences. The arrangement will also enhance the efficiency of the Group and is mutually beneficial to both parties.

Pricing policies

The service fees to be paid to the Group comprise a monthly fixed amount and a fee based on the amount recovered by the Group from debt recovery services.

The service fees will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services, the frequency for the Group to provide such services and the estimated transaction amount. The service fees shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm.

Historical amounts

The historical transaction amounts paid by Ping An Property & Casualty to the Group for each of the years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2026 were approximately RMB1,063.4 million, RMB1,263.6 million, RMB929.0 million and RMB410.0 million, respectively. The approved annual cap for the year ending December 31, 2026 is RMB861.2 million.

Proposed annual caps

The following table sets forth the proposed annual cap for the fees payable by Ping An Property & Casualty to the Group under the 2027 Account Management Framework Agreement:

Annual caps

Transaction category	Year ending 31 December 2027

Fees payable by Ping An Property & Casualty to the Group	RMB464.1 million

Basis of caps

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts and the expected demand for the provision of the services from Ping An Property & Casualty;

(b)

the expected decrease of demand for the Group’s account management services from Ping An Property & Casualty as a result of the gradual termination of the co-insurance cooperation arrangements since October 2023; and

(c)

the expected decrease in the transaction amount in respect of the provision of account management services to Ping An Property & Casualty, as a result of the aging of overdue accounts, which in turn leads to a decrease in the recovery rate.

INTERNAL CONTROL MEASURES

In order to ensure that the terms under the relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)

the legal and compliance department and the finance department have and will continue to regularly monitor the actual transaction amounts for expense and revenue type continuing connected transactions, the treasury department has and will continue to regularly monitor the peak value and the actual transaction amounts for financial services type continuing connected transactions, and the legal and compliance department will consolidate and report on the monitoring results;

(c)

before the Company enters into any transaction that reaches RMB10.0 million, the Company will review and consider the utilization rate of the annual cap at the time of execution to ensure that the relevant annual cap will not be exceeded;

(d)

the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to check and confirm whether such continuing connected transactions have been conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

(e)	the auditor of the Company will review and report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(f)

when considering the fees to be paid by the Group to connected persons or the fees to be paid by connected persons to the Group, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by Independent Third Parties, where applicable, to ensure that the pricing and terms offered by the connected persons are fair, reasonable and no less favorable to the Group than those offered to or by Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that the terms of each of the 2026 Property Leasing Framework Agreement and the 2026 Provision of Services and Products Framework Agreement for the years ending December 31, 2027 and December 31, 2028 were determined after arm’s length negotiations and the respective transactions contemplated thereunder, including the proposed annual caps, are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Directors, excluding the independent non-executive Directors who will give their view after considering the advice and recommendation of the Independent Financial Adviser, are of the view that the terms of the Shareholders’ Approval CCT Agreements and the respective transactions contemplated thereunder, including the proposed annual caps, were determined after arm’s length negotiations and the respective transactions contemplated thereunder are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

As at the date of this announcement, none of the Directors is an executive or employee of Ping An Insurance or its subsidiaries. However, to the extent that any Director is deemed or may be perceived to have a material interest in any of the transactions contemplated under the Shareholders’ Approval CCT Agreements, such Director has abstained or will abstain from voting on the relevant Board resolutions.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the Shareholders’ Approval CCT Agreements and the respective continuing connected transactions contemplated thereunder, including the proposed annual caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement. Accordingly, Ping An Insurance is a connected person of the Company by virtue of being a controlling shareholder of the Company.

Accordingly, the transactions contemplated under each of the 2026 Property Leasing Framework Agreement, the 2026 Provision of Services and Products Framework Agreement, the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2027 Account Management Framework Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the date of this announcement, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the proposed annual caps for the continuing connected transactions under the 2026 Property Leasing Framework Agreement and the 2026 Provision of Services and Products Framework Agreement for the years ending December 31, 2027 and December 31, 2028 exceed 0.1% but are all less than 5%, the transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements, but are exempt from the circular, Independent Financial Adviser advice and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios in respect of the proposed annual caps for each of the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2026 Ping An Consumer Finance Collaboration Agreement for the years ending December 31, 2027 and December 31, 2028, and the 2027 Account Management Framework Agreement for the year ending December 31, 2027 exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, annual review, circular, Independent Financial Adviser advice and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios of the proposed annual caps for the wealth management services and derivative products services under the 2026 Financial Services Framework Agreement for the years ending December 31, 2027 and December 31, 2028 exceed 5% but are all less than 25%, such transactions constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange, stock code: 2318 HKD counter and 82318 RMB counter, since 2004, and on the Shanghai Stock Exchange, stock code: 601318, since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Ping An Bank is a nationwide joint-stock commercial bank established under the laws of the PRC and a subsidiary of Ping An Insurance. It is principally engaged in the provision of various financial services. The shares of Ping An Bank are listed on the Shenzhen Stock Exchange (stock code: 000001).

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. It is principally engaged in consumer finance business in the PRC.

Ping An Property & Casualty is a company with limited liability established under the laws of the PRC and a subsidiary of Ping An Insurance. It is principally engaged in property loss insurance, liability insurance, credit insurance and other insurance businesses and reinsurance businesses.

The parties to the 2026 Property Leasing Framework Agreement, the 2026 Provision of Services and Products Framework Agreement, the 2026 Services and Products Purchasing Framework Agreement and the 2026 Financial Services Framework Agreement are subsidiaries and/or associates of Ping An Insurance. To the best knowledge of the Directors having made reasonable enquiries, as at the date of this announcement, all the relevant parties are listed companies or have Ping An Insurance as their ultimate beneficial owner. Ping An Insurance is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

DISPATCH OF CIRCULAR

A circular containing, among other things:

(a)

details of the renewal of the continuing connected transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2026 Ping An Consumer Finance Collaboration Agreement for the further two-year term commencing from January 1, 2027 and ending on December 31, 2028, including the proposed annual caps thereunder for the years ending December 31, 2027 and December 31, 2028, and details of the 2027 Account Management Framework Agreement and the proposed annual cap thereunder for the year ending December 31, 2027;

(b)	a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders;

(c)	a letter of recommendation from the Independent Board Committee; and

(d)	a notice convening the Extraordinary General Meeting, is expected to be dispatched to the Shareholders on or around November 27, 2026.

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING

The Board announces that, for determining the entitlement of the Shareholders to attend and vote at the Extraordinary General Meeting, the Board has fixed the close of business on Friday, November 20, 2026, Hong Kong time, as the record date of the Shares.

Holders of record of the Shares as of the close of business on Friday, November 20, 2026, Hong Kong time, are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof. In order to be eligible to attend and vote at the Extraordinary General Meeting, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, no later than 4:30 p.m. on Friday, November 20, 2026, Hong Kong time. All persons who are registered holders of record of the Shares on the Share Record Date will be entitled to vote and attend the Extraordinary General Meeting.

Holders of record of the ADSs as of the close of business on Friday, November 20, 2026, New York time, are entitled to provide voting instructions to Citibank, N.A., the Depositary of the ADSs, and must provide such voting instructions to Citibank, N.A. by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

Further details, including the date, time, location and proposed resolutions of the Extraordinary General Meeting, will be set out in the notice of Extraordinary General Meeting to be issued and provided to holders of record of the Shares and ADSs as of the respective record date together with the proxy materials in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

Term	Meaning

“2025 Announcement”	the announcement of the Company dated November 26, 2025 in relation to, among other things, the renewal of continuing connected transactions and discloseable transactions

“2025 Circular”	the circular of the Company dated December 3, 2025 in relation to, among other things, the renewal of continuing connected transactions and notice of extraordinary general meeting

“2026 Account Management Framework Agreement”	the account management framework agreement dated November 26, 2025 entered into by the Company and Ping An Property & Casualty for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Agreements”	collectively, the 2026 Property Leasing Framework Agreement, the 2026 Provision of Services and Products Framework Agreement, the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, the 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement

“2026 Financial Services Framework Agreement”	the financial services framework agreement dated November 26, 2025 entered into by the Company and the Parties to the 2026 Financial Services Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2028, of which the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the annual cap thereunder, had been approved by the Board and the Independent Shareholders

“2026 Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated November 26, 2025 entered into by the Company and Ping An Consumer Finance for the term commencing from January 1, 2026 and ending on December 31, 2028, of which the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the annual cap thereunder, had been approved by the Board and the Independent Shareholders

“2026 Property Leasing Framework Agreement”	the property leasing framework agreement dated November 26, 2025 entered into by the Company and the Parties to the 2026 Property Leasing Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2028, of which the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the annual cap thereunder, had been approved by the Board

“2026 Provision of Services and Products Framework Agreement”	the provision of services and products framework agreement dated November 26, 2025 entered into by the Company and the Parties to the 2026 Provision of Services and Products Framework Agreement for term commencing from January 1, 2026 and ending on December 31, 2028, of which the renewal of the relevant continuing connected transactions for the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the annual cap thereunder, had been approved by the Board

“2026 Services and Products Purchasing Framework Agreement”	the services and products purchasing framework agreement dated November 26, 2025 entered into by the Company and the Parties to the 2026 Services and Products Purchasing Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2028, of which the one-year term commencing from January 1, 2026 and ending on December 31, 2026, including the annual cap thereunder, had been approved by the Board and the Independent Shareholders

“2027 Account Management Framework Agreement”	the account management framework agreement proposed to be entered into by the Company and Ping An Property & Casualty for the term commencing from January 1, 2027 and ending on December 31, 2027

“ADS(s)”	American Depositary Shares, every one ADS representing twenty Shares

“An Ke Technology”	An Ke Technology Company Limited, a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd 陆金所控股有限公司, a company with limited liability incorporated in the Cayman Islands and listed on the NYSE, NYSE ticker: LU, and the Stock Exchange, stock code: 6623

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held at a location to be separately determined and notified by the Company on December 22, 2026 at 9 a.m. Hong Kong time for the Independent Shareholders to consider and, if thought fit, approve the Shareholders’ Approval CCT Agreements and the transactions contemplated thereunder, including the proposed annual caps

“Group”	the Company, its subsidiaries and Consolidated Affiliated Entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising all Independent Non-executive Directors to advise the Independent Shareholders in respect of the Shareholders’ Approval CCT Agreements and the transactions contemplated thereunder, including the proposed annual caps

“Independent Financial Adviser”	Red Sun Capital Limited, being the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Shareholders’ Approval CCT Agreements and the transactions contemplated thereunder, including the proposed annual caps

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the Extraordinary General Meeting to approve the Shareholders’ Approval CCT Agreements and the respective transactions contemplated thereunder, including the proposed annual caps

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“NYSE”	the New York Stock Exchange

“Parties to the 2026 Financial Services Framework Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Wealth Management Co., Ltd. (平安理財有限責任公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外（控股）有限公司), Ping An Fund Management Company Limited (平安基金管理有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司) and Ping An Securities Co., Ltd. (平安證券股份有限公司), which are subsidiaries and/or associates of Ping An Insurance

“Parties to the 2026 Property Leasing Framework Agreement”	Ping An Property & Casualty and Ping An Real Estate Co., Ltd. (平安不動產有限公司), which are subsidiaries and/or associates of Ping An Insurance

“Parties to the 2026 Provision of Services and Products Framework Agreement”	Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技（深圳）有限公司), Shanghai Lufax Fund Sales Co., Ltd. (上海陆金所基金銷售有限公司 ), OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司) and Ping An Property & Casualty, which are subsidiaries and/or associates of Ping An Insurance

“Parties to the 2026 Services and Products Purchasing Framework Agreement”	Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Technology Shenzhen Co., Ltd. (平安科技 （深圳）有限公司), Shenzhen Ping An Comprehensive Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Ping An Direct Consulting Co., Ltd. (平安直通諮詢有限公司), Shenzhen Ping An Communication Technology Co., Ltd. (深圳平安通信科技有限公司), Ping An Bank Co., Ltd. (平安銀行股份有限公司) and Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司) which are subsidiaries and/or associates of Ping An Insurance

“Ping An Bank”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), a nationwide joint-stock commercial bank established under the laws of the PRC and a subsidiary of Ping An Insurance

“Ping An Consumer Finance”	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively

“Ping An Group”	Ping An Insurance and its subsidiaries

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保 險（集團）股份有限公司), a company established as a joint stock company under the laws of the PRC listed on the Shanghai Stock Exchange, stock code: 601318, and the Hong Kong Stock Exchange, stock codes: 2318 HKD counter and 82318 RMB counter

“Ping An Overseas Holdings”	China Ping An Insurance Overseas Holdings Limited (中國平安保險海外（控股）有限公司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Insurance

“Ping An Property & Casualty”	Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), a company with limited liability established under the laws of the PRC, a subsidiary of Ping An Insurance

“PBOC”	the People’s Bank of China

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Share Record Date”	November 20, 2026, Hong Kong time

“Shareholder(s)”	the holder(s) of the Shares

“Shareholders’ Approval CCT Agreements”	collectively, the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement and the 2026 Ping An Consumer Finance Collaboration Agreement, in each case in respect of the transactions contemplated thereunder for the years ending December 31, 2027 and December 31, 2028 and the proposed annual caps thereunder, and the 2027 Account Management Framework Agreement in respect of the transaction contemplated thereunder for the year ending December 31, 2027 and the proposed annual cap thereunder

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, November 6, 2026

As at the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.